August 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Joseph Cascarano and Robert Littlepage

Re: Liberty Global Ltd. (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
Form 8-K Filed May 1, 2024
File No: 001-35961
Dear Mr. Cascarano:
We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated July 24, 2024 to our Executive Vice President and Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Form 10-K filed for the year ended December 31, 2023 and the Company’s Form 8-K filed May 1, 2024. To facilitate your review, we have repeated each of your comments followed immediately by our response to that particular comment.

RESPONSES TO STAFF COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2023
Note 19. Segment Reporting, page II-11
1.Please revise your disclosure to separately present each of revenues from external customers and revenues from transactions with other operating segments for each of your reportable segments. Refer to ASC 280-10-50-22(a) and (b).
RESPONSE:
With respect to the Staff’s comment regarding the presentation of revenues from external customers and revenues from transactions with other operating segments, we respectfully advise the Staff that we separately disclose the amount of revenue received from the VMO2 JV and the VodafoneZiggo JV, our non-consolidated reportable segments, in our investment note to our consolidated financial statements, and revenue derived from transactions with other consolidated reportable segments in our reconciliation of reportable segment amounts to our consolidated amounts within our segment disclosures. In light of the Staff’s comment, we will prospectively make this disclosure clearer by including the specific disclosure of the revenue derived from consolidated reportable segments, non-consolidated reportable segments and external parties all within our segment note to our consolidated financial statements.

2.You disclose that you present 100% of the revenue and Adjusted EBITDA of VMO2 JV and VodafoneZiggo JV despite only holding a 50% noncontrolling interest in both. Please revise your disclosure to clarify the differences between how amounts related to these reportable segments are measured in the consolidated financial statements as compared to the segment disclosures. See ASC 280-10-50-29(b) and (c). In this regard, please clarify whether:
•These reportable segments are accounted for under the equity method in your consolidated financial statements;
•Financial information of each of these reportable segments is presented in the segment disclosures as if they were consolidated subsidiaries or some other basis; and
•The financial information is prepared using the same accounting policies that are used in the Company’s consolidated financial statements or if they are different, and if different, describe those differences.

RESPONSE:
With respect to the Staff’s comment regarding the presentation of the VMO2 JV and the VodafoneZiggo JV in our segment disclosures, we respectfully advise the Staff that prospectively we will clearly include in our segment disclosure statements that clarify the following:
•The equity method accounting treatment of the non-consolidated VMO2 JV and the non-consolidated VodafoneZiggo JV;
•The basis of presentation used for each of these non-consolidated reportable segments within our disclosures of segment financial information; and
•Clarification that the accounting policies used by each of these non-consolidated reportable segments are principally the same as those used by the Company.

3.We note your response to prior comment 2. ASC 280-10-50-30(b) requires the total of the reportable segments’ measures of profit or loss be reconciled to the public entity’s consolidated income before income taxes and discontinued operations. Please revise your reconciliations to start with the total of the measures of profit or loss for all of your reportable segments. In this regard, we note your reconciliation does not include all reportable segments and does not include all eliminations, such as intersegment eliminations, that should be presented as reconciling items to arrive at consolidated income before income taxes rather than included in the starting point. See ASC 280-10-50-31 and 280-10-55-49. Please similarly revise other required reconciliations, such as reportable segments’ revenues and assets, to start with the total of the reportable segments’ amounts. See ASC 280-10-50-30(a), (c), and (d).
RESPONSE:
With respect to the Staff’s comment regarding the presentation and reconciliation of the reportable segments’ measures of profit or loss (Adjusted EBITDA), we respectfully advise the Staff that prospectively we will clearly include the following in our reconciliation of segment Adjusted EBITDA:
•The Adjusted EBITDA for all of our reportable segments;
•A reconciling item for the elimination of 100% of the Adjusted EBITDA of our non-consolidated equity method JVs; and

•A separate reconciling item for intersegment eliminations.

We will also include a reconciliation of revenue and property and equipment additions under the same approach indicated above. We advise the Staff that our internal management reporting does not include total assets by reportable segment. We will clearly disclose that fact pursuant to ASC 280-10-50-26.

If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.

Sincerely,
/s/ Charles H.R. Bracken
Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:    Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Michael T. Kelly, KPMG LLP

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